                                                                  Exhibit 99.2
May 20, 1994



Board of Directors
UAL Corporation
1200 East Algonquin Road
Elk Grove Township, IL 60007


Gentlemen and Madam:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Common Stockholders") of shares of common stock, par value $5.00 per share ("Old Shares"), of UAL Corporation, a Delaware corporation ("UAL"), of the consideration to be received by such Common Stockholders in connection with the proposed recapitalization of UAL (the "Transaction"), as set forth in, and pursuant to the terms of, the Agreement and Plan of Recapitalization dated as of March 25, 1994, as proposed to be amended and restated (the "Recapitalization Agreement"), among UAL and the Airline Pilots Association, International, and the International Association of Machinists and Aerospace Workers (together with other participating employees, the "Participating Employees").

We understand that the Transaction, as more specifically set forth in the Recapitalization Agreement, provides that, in exchange for certain labor concessions by the Participating Employees, UAL will issue common stock to certain employee trusts/ESOPs equal to a minimum of 55% and a maximum of 63% of the common stock of UAL. We also understand that in the Transaction the current Common Stockholders of UAL will receive, for each Old Share held, one-half of a new share of common stock, par value $.01 per share, of UAL (representing an equity interest immediately after the Transaction is completed of approximately 45% of one Old Share's current percentage equity interest in UAL, subject to possible reduction) and one-thousandth of a share of redeemable preferred stock of UAL, which will be redeemed immediately after issuance for $25.80 in cash, $15.55 face amount of Series A Debentures due 2004 ("Series A Debentures") of United Air Lines, Inc. ("United") and $15.55 face amount of Series B Debentures due 2014 ("Series B Debentures"; together with the Series A Debentures, the "Debentures") of United and Depositary Preferred Shares ("Depositary Preferred Shares") representing $31.10 liquidation preference of Series B Preferred Stock, without par value, of UAL ("Series B Preferred Stock"). The Depositary Preferred Shares, the Series A Debentures and the Series B Debentures are referred to herein as the "Securities".

We also understand that United intends to offer for sale in a public offering $
principal amount of the Series A Debentures and $       principal amount of the
Series B Debentures (the "United Debt Offering") and that UAL intends to offer
for sale in a public offering         Depositary Preferred Shares (the "UAL
Preferred Offering" and, together with the United Debt Offering, the "Offerings"). If the Offerings are consummated, the current Common Stockholders of UAL will receive, for each Old Share held, in lieu of the Securities described in the preceding paragraph, (a) the gross proceeds from the sale by United of $15.55 principal amount of the Series A Debentures and $15.55 principal amount of the Series B Debentures pursuant to the United Debt Offering and (b) the gross proceeds from the sale by UAL of Depositary Preferred

Shares representing $31.10 liquidation preference of its Series B Preferred Stock. As described below, the principal amounts of the Debentures and the liquidation preference of the Series B Preferred Stock could be reduced if the Offerings are consummated and the interest rates or dividend rate, as the case may be, on such Securities were to exceed certain limitations contained in the Recapitalization Agreement.

In arriving at our opinion, we have reviewed and analyzed the Recapitalization Agreement, as well as certain publicly available business and financial information relating to UAL. We have also reviewed certain other information, including financial forecasts provided to us by UAL. We have met with UAL's management to discuss the past and current operations and financial condition and prospects of UAL. We have also considered certain financial and stock market data for UAL and we have compared that data with similar data for other publicly held companies in businesses similar to those of UAL, and we have considered the financial terms of certain other business combinations that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant. In addition, we have reviewed the alternative of not effecting a reorganization or similar transaction and UAL implementing various operating strategies considered by it which, if fully implemented, might result in a greater value to Common Stockholders than the Transaction; however, we understand and have assumed for purposes of this opinion that the Board of Directors of UAL has determined, in light of various factors relating to the implementation of such operating strategies and the availability of the Transaction, not to pursue such implementation.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of UAL's management as to the future financial performance of UAL. We express no view as to such forecasts or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of UAL, nor have we been furnished with any such appraisals. We were not requested to, and did not, solicit third party offers to acquire all or any part of UAL, nor, to our knowledge, has any interest in making such an offer been presented by any third party, including in response to the public disclosure regarding discussions between UAL and the Participating Employees. We have assumed that the results expected by UAL's management to be obtained from the Transaction, including those arising from the Participating Employees' labor concessions, will be realized. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. Our opinion does not address UAL's underlying business decision to effect the Transaction.

Pursuant to the Recapitalization Agreement, the interest and dividend rates for the Securities were initially set upon the execution of the Recapitalization Agreement. The interest or dividend rate on each such Security will be reset, as of a date to be determined that is not fewer than five calendar days and not greater than ten calendar days prior to the meeting of the Common Stockholders of UAL at which the Transaction will be voted upon, to the rate required to cause each such security to trade at 100% of its aggregate principal amount (in the case of the Debentures) or at 100% of its aggregate liquidation preference (in the case of the Series B Preferred Stock) (collectively, "par"), on a fully distributed basis, as of such date, subject to a limitation specified in the Recapitalization Agreement on the amount that such rates can increase. If the Offerings are not consummated, our opinion is based on such final rates being set so that the Securities would trade, as of such date, on a fully distributed basis, at par. It should be noted that our opinion does not purport to represent any view as to what the trading value of the Securities actually will be when the Securities are issued to the Common Stockholders following consummation of the Transaction. The actual trading value of such Securities could be higher or lower depending upon changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Because of the large aggregate amount of Securities that would be issued to Common Stockholders of UAL if the Offerings are not consummated and other factors, such Securities may trade initially, and for an extended period thereafter, at prices below those at which they would trade on a fully distributed basis. Furthermore, any valuation of securities is only an approximation, subject to uncertainties and contingencies all of which are difficult to predict and beyond our control.

If the Offerings are consummated, the interest rates on the Debentures and the dividend rate on the Series B Preferred Stock may be set at rates that are in excess of the limitation contained in the Recapitalization Agreement, in which event the principal amount of the series of Debentures affected or the number of Depositary Preferred Shares, as the case may be, will be reduced so that the aggregate amount of interest payable by United or dividends payable by UAL, as the case may be, with respect to such Security will not exceed amounts specified in the Recapitalization Agreement, and the amount of the proceeds from the sale of such Securities to be received by the current Common Stockholders of UAL in respect of each Old Share will be reduced accordingly. In addition, in certain other circumstances, such proceeds could be less than the stated face amount or liquidation preference of the Securities. Our opinion is based on the assumption that, if the Offerings are consummated, the proceeds of the Debentures and the Depositary Preferred Shares to be received by the current Common Stockholders of UAL in respect of each Old Share will not be less than the principal amounts of the Debentures and the number of Depositary Preferred Shares that would have been distributed to such Common Stockholders of UAL had the Offerings not been consummated.

We have acted as financial advisor to UAL in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. A portion of this fee relates to the rendering of this opinion.

It is understood that this opinion is only for the information of the Board of Directors of UAL. However, this opinion may be included in its entirety in any proxy statement from UAL to its Common Stockholders. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, which will not unreasonably be withheld. In addition, we may not be otherwise publicly referred to without our prior consent, which will not unreasonably be withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the Common Stockholders of UAL in the Transaction, taken as a whole, is fair to such Common Stockholders from a financial point of view.


Very truly yours,



- -------------------------------
Lazard Freres & Co.